

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2023

Eliot Lurier
Interim Chief Financial Officer
MUSTANG BIO, INC.
377 Plantation Street
Worcester, MA 01605

   Re: MUSTANG BIO, INC.
    Form 10-K for the Year-Ended December 31, 2023
    File No. 001-38191

Dear Eliot Lurier:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 33

1. Please revise your future filings to disclose the costs incurred during each period presented for each of your key research and development projects or key programs, including but not limited to MB-106. If you do not track your research and development costs by project or program, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project or program. For amounts that are not tracked by project or program, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Christine Torney at 202-551-3652 or Vanessa Robertson at 202-551-3649 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences